Exhibit 99.2

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2021 AND 2020

KPMG LLP	Telephone	(604) 691-3000
Chartered Professional Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Maverix Metals Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Maverix Metals Inc. (the Company) as of December 31, 2021 and 2020, the related consolidated statements of income and comprehensive income, cash flows and changes in equity for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

//s// KPMG LLP

We have served as the Company’s auditor since 2017.

Vancouver, Canada
March 15, 2022

© 2021 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

Maverix Metals Inc.

Consolidated Statements of Financial Position

(in thousands of United States dollars)

	December 31, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	$17,059	$7,760
Accounts receivable	7,889	13,533
Prepaid gold interest (Note 6)	7,618	—
Investments (Note 7)	2,689	18,238
Asset held for sale (Note 4)	—	1,500
Prepaid expenses and other	1,000	653
Total current assets	36,255	41,684

Non-current assets
Royalty, stream and other interests (Note 4 and 5)	314,907	334,210
Prepaid gold interest (Note 6)	40,084	—
Investments (Note 7)	—	1,000
Deferred financing costs and other	1,289	960
Deferred tax asset (Note 14)	—	1,753
Total assets	$392,535	$379,607

Liabilities
Current liabilities
Trade and other payables	$2,910	$3,285
Deferred revenue	—	3,333
Total current liabilities	2,910	6,618

Non-current liabilities
Credit facility (Note 8)	12,500	32,000
Deferred tax liability (Note 14)	5,311	—
Total liabilities	20,721	38,618

Equity
Capital and reserves
Share capital (Note 9a)	336,801	318,530
Reserves	10,008	10,654
Accumulated other comprehensive income	274	4,326
Retained earnings	24,731	7,479
Total equity	371,814	340,989
Total liabilities and equity	$392,535	$379,607

Contractual Obligations (Note 17)

Subsequent Events (Note 18)

The accompanying notes are an integral part of these consolidated financial statements.

ON BEHALF OF THE BOARD:

“signed” Geoff Burns, Director “signed” Dan O’Flaherty, Director

Maverix Metals Inc.

Consolidated Statements of Income and Comprehensive Income

(in thousands of United States dollars, except for per share and share data)

	Year ended
	December 31
	2021	2020
Royalty revenue (Note 15)	$34,896	$32,689
Sales (Note 15)	22,636	18,992
Total revenue	57,532	51,681

Cost of sales, excluding depletion	(9,071)	(5,020)
Depletion (Note 5)	(17,665)	(17,999)
Total cost of sales	(26,736)	(23,019)
Gross profit	30,796	28,662

Administration expenses (Note 10)	(5,443)	(4,784)
Project evaluation expenses (Note 10)	(4,005)	(3,502)
Change in fair value of prepaid gold interest (Note 6)	1,310	—
Income from operations	22,658	20,376

Other income and expenses
Gain on royalty transactions (Note 4)	10,983	9,291
Gain on conversion of debenture (Note 4)	2,410	—
Foreign exchange (loss) gain	(209)	664
Other (expense) income	(123)	1,904
Finance expense	(1,151)	(2,456)
Income before income taxes	34,568	29,779

Income tax expense (Note 14)	(10,496)	(6,060)
Net income	$24,072	$23,719

Earnings per share (Note 11)
Basic earnings per share	$0.17	$0.19
Diluted earnings per share	$0.16	$0.17

Weighted average number of common shares outstanding:
Basic	143,138,694	126,730,500
Diluted	149,424,802	135,975,539

Other Comprehensive Income
Net income	$24,072	$23,719
Item that will not be subsequently re-classified to net income:
Changes in fair value of investments, net of tax (Note 7)	(4,052)	3,064
Comprehensive income	$20,020	$26,783

The accompanying notes are an integral part of these consolidated financial statements.

Maverix Metals Inc.

Consolidated Statements of Cash Flows

(in thousands of United States dollars)

	Year ended
	December 31
	2021	2020
Operating activities
Net income	$24,072	$23,719

Depletion and amortization	17,814	18,146
Non-cash cost of sales related to prepaid gold interest (Note 6)	3,711	—
Change in fair value of prepaid gold interest (Note 6)	(1,310)	—
Income tax expense	10,496	6,060
Share-based compensation	1,694	1,688
Finance expense	1,151	2,456
Foreign exchange loss (gain)	180	(284)
Unrealized loss (gain) on warrants	58	(1,891)
Withholding and income taxes paid	(3,463)	(4,076)
Gain on royalty transactions (Note 4)	(10,983)	(9,291)
Gain on conversion of debenture (Note 4)	(2,410)	—
Changes in non-cash working capital (Note 12)	2,194	(3,527)
Net cash provided by operating activities	$43,204	$33,000

Investing activities
Acquisition of royalty, stream and other interests (Note 4 and 5)	(30,995)	(15,436)
Acquisition of prepaid gold interest (Note 6)	(50,103)	—
Proceeds from royalty transactions and other (Note 4)	51,000	12,164
Taxes paid on amendment of royalty interest (Note 4)	—	(2,787)
Acquisition of investments (Note 7)	(393)	(7,137)
Proceeds from disposal of equity investments (Note 7)	11,196	568
Right of first refusal proceeds	—	12,000
Net cash used in investing activities	$(19,295)	$(628)

Financing activities
Proceeds from credit facility (Note 8)	23,500	20,000
Repayment of credit facility (Note 8)	(43,000)	(57,000)
Financing costs and interest paid	(1,612)	(2,337)
Dividends paid (Note 9e)	(6,820)	(6,361)
Proceeds from exercise of warrants and stock options (Note 9b and 9c)	13,333	16,152
Net cash used in financing activities	$(14,599)	$(29,546)

Effect of exchange rate changes on cash and cash equivalents	(11)	106
Increase in cash and cash equivalents	9,299	2,932
Cash and cash equivalents at the beginning of the year	7,760	4,828
Cash and cash equivalents	$17,059	$7,760

Supplemental cash flow information (Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

Maverix Metals Inc.

Consolidated Statements of Changes in Equity

(in thousands of United States dollars, except for number of shares)

					Accumulated
			Share	Share	other
		Share	warrant	option	comprehensive	Retained	Total
		capital	reserve	reserve	income	earnings	equity
	Issued shares	$	$	$	$	$	$
As at December 31, 2019	119,578,489	237,509	10,999	3,010	1,262	(11,074)	241,706
Total comprehensive income	—	—	—	—	3,064	23,719	26,783
Dividends declared (Note 9e)	—	—	—	—	—	(5,166)	(5,166)
Shares issued for the Newmont Portfolio (Note 4)	12,000,000	59,826	—	—	—	—	59,826
Shares issued for warrants exercised (Note 9b)	8,250,000	19,922	(4,390)	—	—	—	15,532
Shares issued for options exercised (Note 9c)	650,580	1,238	—	(618)	—	—	620
Share-based compensation	9,240	35	—	1,653	—	—	1,688
As at December 31, 2020	140,488,309	318,530	6,609	4,045	4,326	7,479	340,989
Total comprehensive income	—	—	—	—	(4,052)	24,072	20,020
Dividends declared (Note 9e)	—	—	—	—	—	(6,820)	(6,820)
Shares issued for the Royalty Portfolio (Note 4)	491,071	2,740	—	—	—	—	2,740
Shares issued for warrants exercised (Note 9b)	5,000,000	13,555	(1,515)	—	—	—	12,040
Shares issued for options exercised (Note 9c)	739,949	1,971	—	(678)	—	—	1,293
Restricted share units settled in cash (Note 9d)	—	—	—	(142)	—	—	(142)
Share-based compensation	1,026	5	—	1,689	—	—	1,694
As at December 31, 2021	146,720,355	336,801	5,094	4,914	274	24,731	371,814

The accompanying notes are an integral part of these consolidated financial statements.

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless stated otherwise)

1.    NATURE OF OPERATIONS

Maverix Metals Inc. (“Maverix” or the “Company”) is incorporated and domiciled in Canada and its registered head office address is Suite 575, 510 Burrard Street, Vancouver, British Columbia, V6C 3A8, Canada. The Company’s common shares trade on the New York Stock Exchange American and Toronto Stock Exchange under the symbol “MMX”.

Maverix is a resource-based company that seeks to acquire and manage royalties and metal purchase agreements (a “Stream” or “Streams”) on projects that are in an advanced stage of development, on operating mines producing precious or other metals, or in some circumstances, exploration stage projects or other interests. Royalty interests (“Royalty” or “Royalties”) are non-operating interests in mining projects that provide Maverix with the right to a percentage of the gross revenue from the metals produced from the project (a “Gross Revenue Royalty” or “GRR”) or the net revenue after the deduction of specified costs (a “Net Smelter Returns Royalty” or “NSR” royalty). Under a Stream interest, Maverix makes an upfront payment to acquire the Stream and then receives the right to purchase, at a fixed or variable price per unit based on the spot price of the precious or other metal, a percentage of the life of mine production or a specified time period.

These consolidated financial statements were approved and authorized for issue by the Board of Directors of the Company on March 15, 2022.

2.    SIGNIFICANT ACCOUNTING POLICIES

a)    Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standard Board (“IASB”).

b)    Basis of Preparation

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments, which are measured at fair value. The consolidated financial statements are presented in United States dollars (“USD”), unless otherwise noted.

c)    Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, including its principal subsidiaries Maverix Metals (Australia) Pty Ltd. and Maverix Metals (Nevada) Inc. Subsidiaries are fully consolidated from the date the Company obtains control and continues to be consolidated until the date that control ceases. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

All intercompany balances, transactions, revenues and expenses have been eliminated on consolidation.

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless stated otherwise)

d)    Royalty, Stream and Other Interests

Royalty, stream and other interests consist of acquired royalty, stream and other interests. These interests are recorded at cost and capitalized as long-term assets with finite lives. They are subsequently measured at cost less accumulated depletion and accumulated impairment losses, if any. Project evaluation expenses that are not related to a specific royalty or stream asset are expensed in the period incurred.

Producing royalty and stream interests are depleted using the units-of-production method over the life of the property to which the interest relates, which is estimated using available information of proven and probable reserves and the portion of resources expected to be classified as mineral reserves at the mine corresponding to the specific agreement.

On acquisition of a royalty or stream interest, an allocation of its fair value may be attributed to the exploration potential of the interest (non-depletable interest) and is accounted for in accordance with IFRS 6, Exploration and Evaluation of Mineral Resources (“IFRS 6”). Once the technical feasibility, commercial viability and a development decision have been established, the value of the asset is reclassified and accounted for in accordance with IAS 16, Property, Plant and Equipment (“IAS 16”). The exploration and evaluation asset is subject to an impairment test prior to reclassification in accordance with IFRS 6.

e)    Impairment of Royalty, Stream and Other Interests

Evaluation of the carrying values of each mineral interest is undertaken when events or changes in circumstances indicate that the carrying values may not be recoverable. Impairment is assessed at the level of cash-generating units, which is the smallest identifiable group of assets that generates cash inflows and largely independent of the cash inflows from other assets. This is usually at the individual royalty, stream, or other interest level for each property from which cash inflows are generated.

An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount, which is the higher of its fair value less costs of disposal (“FVLCD”) and its value in use (“VIU”). Estimated future cash flows are calculated using estimated production, sales prices and a discount rate. Estimated future production is determined using current reserves and the portion of resources expected to be classified as mineral reserves, as well as exploration potential expected to be converted into resources or reserves. Estimated sales prices are determined by reference to an average of long-term metal price forecasts by research analysts and management’s expectations. The discount rate is estimated using an average discount rate incorporating research analyst views used to value precious metal royalty and streaming companies. All inputs used are those that an independent market participant would consider appropriate. In addition, the Company may use other market approaches for determining the recoverable amount which may include an estimate of (i) dollar value per unit of mineral reserve/resource; (ii) cash-flow multiples; (iii) comparable transactions or (iv) market capitalization of comparable assets.

An assessment is made at each reporting period if there is any indication that a previous impairment loss may no longer exist or has decreased. If indications are present, the carrying value of the royalty or stream interest is increased to the revised estimate of its recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount net of depletion that would have been determined had no impairment loss been recognized for the royalty or stream interest in previous periods.

Royalty and stream interests classified as exploration and evaluation assets are assessed for impairment whenever indicators of impairment exist in accordance with IFRS 6. An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount.

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless stated otherwise)

f)    Revenue Recognition

Revenue is comprised of revenue earned from royalty, stream and other interests. The Company recognizes revenue upon the transfer of control of the relevant commodity to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those commodities.

For Royalty interests, revenue recognition occurs when control of the relevant commodity is transferred to the end customer by the operator of the royalty property. Revenue is measured at the fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty agreement. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of consideration to which it expects to be entitled and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

For Streams, revenue recognition occurs when the relevant commodity received from the stream operator is delivered by the Company to its third-party customers. Revenue is measured at the fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the sales contract.

g)    Foreign Currency Translation

The functional currency of the Company and its subsidiaries is the principal currency of the economic environment in which they operate. The functional currency of the Company and its significant wholly-owned subsidiaries is the USD.

Foreign currency transactions, including revenues and expenses, are translated into the functional currency at the rate of exchange prevailing on the date of each transaction or valuation when items are re-measured. Monetary assets and liabilities denominated in currencies other than the operation’s functional currencies are translated into the functional currency at exchange rates in effect at the balance sheet date. Foreign exchange gains and losses resulting from the settlement of those transactions and from period-end translations are recognized in the consolidated statement of income.

h)    Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, prepaid gold interest, investments, trade and other payables, and the credit facility. All financial instruments are initially recorded at fair value and designated as follows:

Cash and cash equivalents include cash on account and short-term deposits with maturities from the date of acquisition of three months or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value. Cash and cash equivalents are subsequently measured at amortized cost using the effective interest rate method.

Trade receivables relate to amounts received from sales of refined gold and silver and royalty revenue. These receivables are non-interest bearing and are recognized at fair value and are subsequently measured at amortized cost. We have applied the simplified approach to determining expected credit losses, which requires expected lifetime losses to be recognised upon initial recognition of the receivables.

Investments in common shares are designated as fair value through profit and loss (“FVTPL”) unless they are irrevocably designated, on an individual basis, as fair value through other comprehensive income (“FVTOCI”).

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless stated otherwise)

Investment transactions are recognized on the trade date with transaction costs included in the underlying balance. Fair values are determined by reference to quoted market prices at the statement of financial position date.

When investments in common shares designated as FVTOCI are disposed of, the cumulative gains and losses recognized in other comprehensive income are not recycled to the consolidated statement of income and remain within equity. Dividends received are recognized in income and these investments are not assessed for impairment.

The consideration for investments in units including common shares and share purchase warrants are allocated on a pro-rata basis, based on relative fair values at the date of issuance. The fair value of common shares is based on the market closing price. The fair value of share purchase warrants is determined using the quoted market price or if the warrants are not traded, using the Black-Scholes Model (“BSM”) as of the date of issuance.

Investments in warrants are classified as FVTPL. These warrants are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized as a component of net income.

Trade and other payables and the credit facility are initially recorded at fair value, less transaction costs. These financial liabilities are subsequently measured at amortized cost, calculated using the effective interest rate method.

i)    Prepaid Gold Interest

The Company purchases certain estimated amounts of gold by providing an initial deposit that is recorded as a prepaid gold interest. The prepaid gold interest meets the definition of a financial asset in accordance with financial instrument standards and is classified as FVTPL. The prepaid gold interest is measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized as a component of net income.

Prepaid gold deliveries are recorded in inventory at fair value and the difference between the fair value of the gold on the delivery date less any ongoing payment is reflected as a partial settlement of the prepaid gold interest. At the time such gold inventory is sold, the amounts recognized in inventory are recorded as cost of sales.

The current portion of the prepaid gold interest is determined at each reporting date based on the fair value of the estimated gold to be delivered in the following year.

j)    Inventory

When refined gold or silver is delivered to the Company under a Stream agreement it is initially recorded as inventory. The amount recognized as inventory includes both the cash payment and the related depletion associated with the underlying Stream interest. At such time the inventory is sold, the amounts recognized in inventory are recorded as cost of sales and depletion.

k)    Income taxes

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used are those that are substantively enacted at the reporting date.

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless stated otherwise)

Deferred income taxes are provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for accounting. The change in the net deferred income tax asset or liability is included in income, except for deferred income tax relating to equity items which are recognized directly in equity. The income tax effects of differences in the periods when revenue and expenses are recognized in accordance with the Company’s accounting practices, and the periods they are recognized for income tax purposes are reflected as deferred income tax assets or liabilities. Deferred income tax assets and liabilities are measured using the substantively enacted statutory income tax rates which are expected to apply to taxable income in the years in which the assets are realized or the liabilities settled. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available for utilization. Temporary differences arising on the initial recognition of assets or liabilities that affect neither accounting nor taxable profit are not recognized.

Deferred income tax assets and liabilities are offset only if a legally enforceable right exists to offset current tax assets against liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on the same taxable entity and are intended to be settled on a net basis.

The determination of current and deferred taxes requires interpretations of tax legislation, estimates of expected timing of reversal of deferred tax assets and liabilities, and estimates of future earnings.

l)    Share Capital and Share Purchase Warrants

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from the proceeds in equity in the period where the transaction occurs.

The fair value of common shares issued for goods and services is based on the fair value of the goods or services received unless the fair value cannot be readily determined. If the fair value cannot be readily determined, the Company uses the market closing price on the date the shares are issued, while the fair value of share purchase warrants is estimated using the quoted market price or if the warrants are not traded, using the BSM as of the date of issuance.

Share purchase warrants issued with an exercise price denominated in the Company’s functional currency (USD) are considered equity instruments with the consideration received reflected within shareholders’ equity under the classification of share warrant reserve. Upon exercise, the original consideration is reallocated from share warrant reserve to issued share capital along with the associated exercise price.

m)    Earnings Per Share

Basic earnings per share is computed by dividing the net income attributable to common shareholders by the weighted average number of common shares issued and outstanding during the period. Diluted earnings per share reflects the effect of all potentially dilutive common share equivalents, which includes dilutive share options, restricted share units (“RSUs”) and warrants computed using the treasury stock method.

n)    Share Based Payments

The Company recognizes share based compensation expense for share purchase options, RSUs and common shares granted to directors, officers, employees and consultants under the Company’s equity-based incentive plans.

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless stated otherwise)

Share purchase options

The fair value of share purchase options is determined using the BSM, with market related inputs as of the grant date. The BSM requires management to estimate the expected volatility, expected term, risk-free rate of return over the term, expected dividends, and the number of equity instruments expected to ultimately vest. Volatility is estimated using the historic stock price of the Company and similar listed entities, the expected term is estimated using historical exercise data of the Company and similar listed entities, and the number of equity instruments expected to vest is estimated using historical forfeiture data.

The fair values of share purchase options at the date of grant are expensed over the vesting periods with a corresponding increase to equity. Share purchase options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values.

Restricted share units

The fair value of RSUs is determined by the market value of the underlying shares at the date of the grant. Under the Company’s RSU Plan, the Board of Directors has the discretion to settle the vested RSUs in cash or equity. As the Company does not have a present obligation to settle the issued RSUs in cash, the RSUs issued have been treated as equity-settled instruments. The fair values of RSUs at the date of grant are expensed over the vesting periods with a corresponding increase to equity. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revisions to this estimate in equity.

Common shares

The fair value of common shares granted is determined by the market value of the underlying shares at the date of the grant. The fair value of the common shares is expensed with a corresponding increase to equity.

o)    Related Party Transactions

Parties are considered related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered related if they are subject to common control or significant influence. A transaction is considered a related party transaction when there is a transfer of resources or obligations between related parties.

p)    Segment Reporting

The Company’s reportable operating segments are components of the Company’s business where discrete financial information is available and which are evaluated on a regular basis by the Company’s Chief Executive Officer, who is the Company’s chief operating decision maker, for the purpose of assessing performance. An operating segment is a component of an entity that engages in business activities, operating results are reviewed with respect to resource allocation and for which discrete financial information is available. The Company’s executive head office and general corporate administration (including finance expenses) are included within ‘Corporate’ to reconcile the reportable segments to the consolidated financial statements. Refer to Note 15 for summary of the Company’s segmented information.

3.    CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless stated otherwise)

liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Information about significant areas of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below.

a)    Attributable Reserve and Resource Estimates

Royalty, stream and other interests comprise a large component of the Company’s assets and as such, the mineral reserves and resources of the properties to which the interests relate have a significant effect on the Company’s consolidated financial statements. The Company estimates the reserves and resources relating to each agreement. Reserves are estimates of the amount of minerals that can be economically and legally extracted from the mining properties at which the Company has royalty, stream or other interest, adjusted where applicable to reflect the Company’s percentage entitlement to minerals produced from such mines. The Company estimates its reserves and resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth, and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of the Company’s royalty, stream and other interests and depletion charges.

The Company’s royalty, stream and other interests are depleted on a units-of-production basis, with estimated recoverable reserves and resources being used to determine the depletion rate for each of the Company’s royalty, stream and other interests. These calculations require the use of estimates and assumptions, including the amount of recoverable resources to be converted into reserves. Changes to depletion rates are accounted for prospectively.

b)    Fair Value of Acquired Royalty, Stream and Other Interests

The determination of the fair values of acquired royalty, stream and other interests requires the use of estimates and assumptions for recoverable production, commodity prices, discount rates, mineral reserve/resource conversion, foreign exchange rates, taxes, future capital expansion plans and the associated production implications. In addition, the Company may use other approaches in determining fair value which may include estimates related to (i) dollar value per unit of mineral reserve or resource; (ii) cash-flow multiples; (iii) comparable transactions and (iv) market capitalization of comparable assets. Changes in any of the estimates used in determining the fair value could impact the acquisition date fair values of the royalty, stream and other interests.

c)    Impairment of Royalty, Stream and Other Interests

Assessment of impairment of royalty, stream and other interests requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test as well as in the assessment of fair values.

The assessment of the fair values of royalty, stream and other interests requires the use of estimates and assumptions for recoverable production, commodity prices, discount rates, mineral resource conversion, foreign exchange rates, taxes, future capital expansion plans and the associated production implications. In addition, the Company may use other approaches in determining fair value which may include estimates related to (i) dollar value per unit of mineral reserve/resource; (ii) cash-flow multiples; (iii) comparable transactions and (iv) market capitalization of comparable

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless stated otherwise)

assets. Changes in any of the estimates used in determining the fair value of the royalty, stream and other interests could impact the impairment analysis.

During the years ended December 31, 2021 and 2020, no impairment charges were recorded.

d)    Fair Value of Prepaid Gold Interest

The determination of the fair value of the prepaid gold interest requires the use of estimates and assumptions for commodity prices, discount rates and the amount of gold that is equivalent to 2% of all dividends distributed by our counterparty. Changes in any of the estimates used in determining the fair value could impact the fair value of the prepaid gold interest.

e)    Income Taxes

The interpretation of new and existing tax laws or regulations in Canada, Australia, the United States of America, or any of the countries in which our royalty, stream and other interests are located or to which shipments of gold or silver are made or received requires the use of judgment. Differing interpretation or changes to these laws or regulations could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions. In addition, the recoverability of deferred income tax assets, including expected periods of reversal of temporary differences and expectations of future taxable income, are assessed by management at the end of each reporting period and adjusted, as necessary, on a prospective basis. Refer to Note 14 for more information.

f)    Estimation Uncertainty and COVID-19

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. The current and expected impacts on global commerce are anticipated to be far reaching. To date there has been significant volatility in the stock market and in the commodity and foreign exchange markets, restrictions on the conduct of business in many jurisdictions and the global movement of people and some goods has become restricted. In the current environment, estimates and assumptions about future production, commodity prices, exchange rates, discount rates, future capital expansion plans and associated production implications at the underlying mines and other interests in which the Company holds a royalty or stream interest are subject to greater variability than normal, which could significantly affect the valuation of our assets, both non-financial and financial. As at December 31, 2021, the Company has not recorded any adjustments related to the COVID-19 pandemic.

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless stated otherwise)

4.    ROYALTY AND STREAM TRANSACTIONS

a)    During the Year Ended December 31, 2021

Increase and Expansion of Royalty Interest at Omolon

In October 2021, Maverix completed an agreement with Polymetal International plc (“Polymetal”) to increase and expand Maverix’s royalty interest in Polymetal’s Omolon hub operation located in the Magadan Region, Russia.Maverix made a cash payment of $23.5 million to increase its effective interest to a 2.5% gross revenue royalty and expand the royalty coverage to include all licenses that currently comprise the Omolon hub and received a one-time bonus royalty of $3.2 million based on the fourth quarter production at the Omolon hub. Upon sales of one million gold equivalent ounces at Omolon, post completion of the transaction, the effective interest will decrease from 2.5% to 2.0%, and upon sales of 1.2 million gold equivalent ounces, Maverix will make an additional $1.5 million cash payment.

Royalty Portfolio

In June 2021, the Company completed the Purchase and Sale Agreement entered into with Pan American Silver Corp. (“Pan American”) to acquire a portfolio of six royalties (the “Royalty Portfolio”). As consideration for the Royalty Portfolio, the Company issued 491,071 common shares and paid $7.0 million in cash.

The fair value of the Royalty Portfolio acquired was determined to be $9.8 million. The Company used comparable transactions for exploration or other assets to determine the fair value of the individual assets within the Royalty Portfolio. The excess of the fair value of the Royalty Portfolio of $9.8 million over the cash consideration paid of $7.0 million was allocated to the common shares.

The significant royalties acquired in the Royalty Portfolio include the 1.0%-2.5% NSR royalty on the Fenn-Gib gold project owned by Mayfair Gold Corp. and the 3.0% NSR royalty on the Recuperada project owned by Silver X Mining Corp. The Company also acquired four exploration stage royalties, of which, there are two in Canada and one in each of the United States and Mexico.

Hope Bay

In August 2019, the Company entered into an agreement to purchase an additional 1.5% NSR royalty on the Hope Bay mine in Nunavut, Canada, previously owned and operated by TMAC Resources Inc. (“TMAC”) for a cash payment of $40.0 million (the “Additional Royalty”). Under the Additional Royalty agreement, TMAC had the right to buy back the entire Additional Royalty for a cash payment of $50.0 million in the event of a change of control transaction of TMAC (as defined in the Additional Royalty agreement) that was announced prior to June 30, 2021.

In February 2021, Agnico Eagle Mines Limited (“Agnico Eagle”) completed the acquisition of TMAC. Concurrent with the acquisition, Agnico Eagle provided notice to the Company and exercised the buy back right with respect to 1.5% of the total 2.5% NSR royalty the Company owned on the Hope Bay mine. As a result of the buy back, the Company received $50.0 million and recorded a gain on the buy back of the Hope Bay royalty interest of $11.0 million. The Company has retained a 1% NSR royalty on the Hope Bay mine that is not subject to any further reduction.

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless stated otherwise)

Additional El Mochito Stream

In March 2021, the Company converted all amounts outstanding under a $1.0 million convertible debenture into an additional 5% silver Stream on the operating El Mochito mine on the same terms as the existing El Mochito silver Stream (the “Additional Silver Stream”). The Company used a discounted cash flow model to determine the fair value of the Additional Silver Stream and recognized a $2.4 million gain on the conversion of the debenture. The discounted cash flow model used a discount rate of 10% and a silver price based on analyst metal price projections and management expectations. Upon conversion, Maverix had a 27.5% silver Stream on the El Mochito mine.

Under the El Mochito Stream agreement, if 3.0 million ounces of payable silver were produced at the mine prior to April 1, 2022, the Company’s silver purchase entitlement would decrease to 25%. In November 2021, the El Mochito mine met the 3.0 million ounces of payable silver production threshold and the Company’s silver Stream interest was reduced to 25%. The Company’s silver Stream is not subject to any further reduction.

b)    During the Year Ended December 31, 2020

Newmont Portfolio Acquisition

In October 2020, the Company completed the Purchase and Sale Agreement (the “Agreement”) entered into with Newmont Corporation (“Newmont”) to acquire a portfolio of 11 royalties (the “Newmont Portfolio”). As consideration for the Newmont Portfolio, the Company issued 12,000,000 common shares and paid $15.0 million in cash and has agreed to make contingent cash payments of up to $15.0 million if certain production milestones at certain underlying assets are achieved within five years of closing the Agreement.

Certain of the royalties that were due to be transferred pursuant to the Agreement were subject to certain restrictions on transfer, including a right of first refusal that permitted the underlying property owner the right to repurchase the specific royalty for cash consideration. The Company has committed to dispose the 1.0% NSR royalty on the Yecora project for cash consideration of $1.5 million. The Yecora royalty was classified as an asset held for sale at the time of acquisition and at December 31, 2020. The Yecora royalty sale was completed during the year ended December 31, 2021.

The fair value of the Newmont Portfolio acquired was determined to be $75.0 million. The Company used discounted cash flow models for near-term development assets and comparable transactions for exploration or other assets to determine the fair value of the individual assets within the Newmont Portfolio. The discounted cash flow models used discount rates of 4% to 15% depending on the stage and risk profile of the assets. Metal prices were based on analyst metal price projections and management expectations.

The excess of the fair value of the Newmont Portfolio of $75.0 million over the cash consideration paid of $15.0 million was allocated to the common shares.

The significant royalties acquired in the Newmont Portfolio include the 2.0% NSR royalty on the oxide and transitional ore of the Camino Rojo project owned by Orla Mining Ltd. and the 1.0% NSR royalty on the Cerro Blanco project owned by Bluestone Resources Inc. The Company also acquired nine development and exploration stage royalties, of which, there are four in the United States, two in Canada and three in Mexico.

Beta Hunt Royalty Amendment

In September 2020, Maverix closed an agreement with Karora Resources Inc. to reduce the gold royalty on the Beta Hunt mine from 7.5% to 4.75%, effective July 1, 2020 (the “Amendment”). Upon closing the Amendment, Maverix

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless stated otherwise)

received $13.0 million for the reduction of its royalty interest in the Beta Hunt mine and received $2.5 million of the $5.0 million one-time bonus royalty (the “Bonus Royalty Payment”). The remaining $2.5 million of the Bonus Royalty Payment owing was paid in January 2021. The Bonus Royalty Payment was recorded as deferred revenue and was being amortized into royalty revenue over approximately one and a half years ending in 2021. The Company recorded $3.1 million in tax expense during the year ended December 31, 2020 as a result of the Amendment.

5.    ROYALTY, STREAM AND OTHER INTERESTS

As at and for the year ended December 31, 2021:

		Cost			Accumulated Depletion
			Additions/				Inventory			Carrying
	Country	Opening	(Disposals)	Ending	Opening	Depletion	Adjustment	Disposals	Ending	Amount
		$	$	$	$	$	$	$	$	$
Beta Hunt	AUS	9,421	—	9,421	(4,763)	(714)	—	—	(5,477)	3,944
Camino Rojo	MEX	40,173	22	40,195	—	(69)	—	—	(69)	40,126
Cerro Blanco	GTM	16,069	—	16,069	—	—	—	—	—	16,069
Cerro Casale	CHL	7,053	—	7,053	—	—	—	—	—	7,053
Converse	USA	10,039	—	10,039	—	—	—	—	—	10,039
DeLamar	USA	9,068	—	9,068	—	—	—	—	—	9,068
El Mochito	HON	7,734	3,410	11,144	(2,638)	(1,348)	(68)	—	(4,054)	7,090
Florida Canyon	USA	12,823	—	12,823	(2,901)	(808)	—	—	(3,709)	9,114
Gemfield	USA	8,799	—	8,799	—	—	—	—	—	8,799
Hope Bay	CAN	63,324	(40,019)	23,305	(3,621)	(389)	—	1,502	(2,508)	20,797
Karma	BFA	20,080	—	20,080	(6,054)	(1,648)	—	—	(7,702)	12,378
La Colorada	MEX	17,400	—	17,400	(4,433)	(854)	—	—	(5,287)	12,113
McCoy-Cove	USA	18,553	—	18,553	—	—	—	—	—	18,553
Moose River	CAN	3,700	—	3,700	(2,387)	(535)	—	—	(2,922)	778
Moss	USA	20,283	—	20,283	(5,097)	(1,993)	(151)	—	(7,241)	13,042
Mt Carlton	AUS	9,436	—	9,436	(6,742)	(1,528)	—	—	(8,270)	1,166
Omolon	RUS	10,093	23,806	33,899	(3,492)	(6,303)	—	—	(9,795)	24,104
San Jose	MEX	5,500	—	5,500	(2,893)	(934)	—	—	(3,827)	1,673
Silvertip	CAN	4,340	—	4,340	(454)	—	—	—	(454)	3,886
Vivien	AUS	3,301	—	3,301	(2,847)	(219)	—	—	(3,066)	235
Other	Various	100,769	9,860	110,629	(15,426)	(323)	—	—	(15,749)	94,880
Total(1)		397,958	(2,921)	395,037	(63,748)	(17,665)	(219)	1,502	(80,130)	314,907
(1)	Royalty, stream and other interests include non-depletable assets of $80.3 million and depletable assets of $234.5 million.

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless stated otherwise)

As at and for the year ended December 31, 2020:

		Cost			Accumulated Depletion
			Additions/						Carrying
	Country	Opening	(Disposals)	Ending	Opening	Depletion	Disposals	Ending	Amount
		$	$	$	$	$	$	$	$
Beta Hunt	AUS	14,875	(5,454)	9,421	(6,638)	(706)	2,581	(4,763)	4,658
Camino Rojo	MEX	—	40,173	40,173	—	—	—	—	40,173
Cerro Blanco	GTM	—	16,069	16,069	—	—	—	—	16,069
Cerro Casale	CHL	7,053	—	7,053	—	—	—	—	7,053
Converse	USA	10,039	—	10,039	—	—	—	—	10,039
DeLamar	USA	9,068	—	9,068	—	—	—	—	9,068
El Mochito	HON	7,710	24	7,734	(1,516)	(1,122)	—	(2,638)	5,096
Florida Canyon	USA	12,823	—	12,823	(2,189)	(712)	—	(2,901)	9,922
Gemfield	USA	8,799	—	8,799	—	—	—	—	8,799
Hope Bay	CAN	63,324	—	63,324	(1,950)	(1,671)	—	(3,621)	59,703
Karma	BFA	20,080	—	20,080	(4,062)	(1,992)	—	(6,054)	14,026
La Colorada	MEX	17,400	—	17,400	(3,262)	(1,171)	—	(4,433)	12,967
McCoy-Cove	USA	18,553	—	18,553	—	—	—	—	18,553
Moose River	CAN	3,700	—	3,700	(1,544)	(843)	—	(2,387)	1,313
Moss	USA	20,283	—	20,283	(1,617)	(3,480)	—	(5,097)	15,186
Mt Carlton	AUS	9,436	—	9,436	(4,638)	(2,104)	—	(6,742)	2,694
Omolon	RUS	10,076	17	10,093	(399)	(3,093)	—	(3,492)	6,601
San Jose	MEX	5,500	—	5,500	(2,302)	(591)	—	(2,893)	2,607
Silvertip	CAN	4,340	—	4,340	(454)	—	—	(454)	3,886
Vivien	AUS	3,301	—	3,301	(2,593)	(254)	—	(2,847)	454
Other	Various	83,375	17,394	100,769	(15,166)	(260)	—	(15,426)	85,343
Total(1)		329,735	68,223	397,958	(48,330)	(17,999)	2,581	(63,748)	334,210
(1)	Royalty, stream and other interests include non-depletable assets of $76.0 million and depletable assets of $258.2 million.

6.    PREPAID GOLD INTEREST

In September 2021, Maverix entered into an agreement with Auramet Capital Partners, L.P., a subsidiary of Auramet International LLC (“Auramet”), to acquire a prepaid gold interest and enter into a long-term strategic partnership. The Company made a cash payment of $50.0 million to acquire a gold interest that will deliver 1,250 ounces of gold plus an amount of gold that is equivalent to all dividends distributed by Auramet on 2% of its shares to Maverix per quarter (the “Prepaid Gold Interest”). Maverix will make ongoing cash payments equal to 16% of the spot gold price for each gold ounce delivered. On and after ten years and 50,000 ounces of gold have been delivered to Maverix, Auramet shall have the option to terminate the stream for a cash payment of $5.0 million less certain cash flows related to the gold deliveries.

During the year ended December 31, 2021, the Company recognized a gain of $1.3 million as a result of changes in fair value of the Prepaid Gold Interest ($nil for the comparable period in 2020).

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless stated otherwise)

The following table summarizes the Prepaid Gold Interest balance as at December 31, 2021 and changes from the acquisition date:

Prepaid Gold Interest
Opening Balance, September 2021	$50,103
Gold deliveries	(3,711)
Change in fair value	1,310
Balance at December 31, 2021	47,702
Less: Current portion	(7,618)
Non-current portion	$40,084

The non-cash partial settlement of the Prepaid Gold Interest included in cost of sales for the year ended December 31, 2021 is $3.7 million ($nil for the comparable period in 2020).

7.    INVESTMENTS

As at and for the year ended December 31, 2021:

	Balance at					Balance at
	December			Fair Value	Debenture	December
	31, 2020	Additions	Disposals	Adjustments	Conversion	31, 2021
Short-term investments:
Common shares(1)	$18,190	$372	$(11,196)	$(4,688)	$—	$2,678
Warrants(2)	48	21	—	(58)	—	11
Total short-term investments	$18,238	$393	$(11,196)	$(4,746)	$—	$2,689

Non-current investment:
Convertible debenture(2)	$1,000	$—	$—	$2,410	$(3,410)	$—
Total investments	$19,238	$393	$(11,196)	$(2,336)	$(3,410)	$2,689
(1)	Fair value adjustments recorded within Other comprehensive income.
(2)	Fair value adjustments recorded within Net income.

As part of a financing conducted by a company Maverix had an investment in, Maverix agreed to exercise 19.5 million share purchase warrants at CAD$0.40 per common share and sell the underlying common shares received for CAD$0.50 per common share for total proceeds of $7.7 million (CAD$9.8 million) which closed in February 2021 (the “Financing”).

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless stated otherwise)

As at and for the year ended December 31, 2020:

	Balance at			Exercise		Balance at
	December			and	Fair Value	December
	31, 2019	Additions	Disposals	Transfers	Adjustments	31, 2020

Short-term investments:
Common shares(1)	$—	$8,205	$(501)	$7,020	$3,466	$18,190
Warrants(2)	—	8	—	(1,851)	1,891	48
Total short-term investments	$—	$8,213	$(501)	$5,169	$5,357	$18,238
Non-current investments
Common shares(1)	$7,006	$1,519	$(1,505)	$(7,020)	$—	$—
Convertible debenture(2)	—	1,000	—	—	—	1,000
Warrants(2)	142	—	—	(142)	—	—
Total non-current investments	$7,148	$2,519	$(1,505)	$(7,162)	$—	$1,000
Total investments	$7,148	$10,732	$(2,006)	$(1,993)	$5,357	$19,238
(1)	Fair value adjustments recorded within Other comprehensive income.
(2)	Fair value adjustments recorded within Net income.

In December 2020, the Company exercised the 19.5 million share purchase warrants associated with the Financing that closed in February 2021.

In April 2020, the Company acquired a $1.0 million convertible debenture (the “Debenture”). The Debenture had a two year term at an interest rate of 12% per annum. In March 2021, all amounts outstanding under the Debenture were converted into the Additional Silver Stream (Note 4).

8.    CREDIT FACILITY

In September 2021, the Company amended and increased its revolving credit facility to borrow up to $160.0 million (the “Credit Facility”). Amounts drawn on the Credit Facility are subject to interest at LIBOR plus 1.875% to 3.00% per annum, and the undrawn portion is subject to a standby fee of 0.422% to 0.675% per annum, both of which are dependent on the Company’s leverage ratio (as defined in the Credit Facility agreement). During the year ended December 31, 2021, the Company paid approximately 2.4% (2020: 2.9%) on amounts drawn and 0.4% (2020: 0.6%) on the remaining undrawn portion. The Credit Facility has a term of 4 years, maturing in September 2025. The Credit Facility is secured by the Company's present and future acquired assets and is extendable through mutual agreement between Maverix and the syndicate of lenders.

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless stated otherwise)

The following table summarizes the Company’s Credit Facility as at December 31, 2021  and 2020 and changes during the years then ended:

Credit Facility
Balance at December 31, 2019	$69,000
Proceeds	20,000
Repayment	(57,000)
Balance at December 31, 2020	32,000
Proceeds	23,500
Repayment	(43,000)
Balance at December 31, 2021	$12,500

Amortization of the deferred financing costs related to the Credit Facility for the years ended December 31, 2021, and 2020 were $0.3 million and $0.3 million, respectively. As at December 31, 2021, the Company was in compliance with all of the covenants related to the Credit Facility.

9.    SHARE CAPITAL

a)    Authorized, Issued and Outstanding shares

The Company is authorized to issue an unlimited number of common shares without par value and preferred shares. No preferred shares have been issued.

b)    Share Purchase Warrants

The following table summarizes warrants which were outstanding and exercisable as at December 31, 2021 and 2020 and changes during the years then ended:

		Weighted average
	Number of warrants	exercise price
	outstanding	per warrant
Balance at December 31, 2019	18,250,000	$2.41
Exercised	(8,250,000)	$1.89
Balance at December 31, 2020	10,000,000	$2.84
Exercised	(5,000,000)	$2.41
Balance at December 31, 2021	5,000,000	$3.28

A summary of the Company’s outstanding warrants as at December 31, 2021 is presented below:

Number outstanding	Exercise Price	Expiry Date
5,000,000	$3.28	June 29, 2023

During the year ended December 31, 2021, 5,000,000 common share purchase warrants were exercised for gross proceeds of $12.0 million to the Company. The weighted-average common share price was $4.75 per share at the time the warrants were exercised.

During the year ended December 31, 2020, 8,250,000 common share purchase warrants were exercised for gross proceeds of $15.6 million to the Company. The common share price was $4.29 per share at the time the warrants were exercised.

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless stated otherwise)

c)    Share Purchase Options

The Company adopted a stock option and compensation share plan (the “Plan”), which provides that the Board of Directors may, at its discretion, grant directors, officers, employees and consultants, either, (i) common shares of the Company or (ii) non-transferable stock options to purchase common shares of the Company, each set at a price determined by the fair market value of the shares at the date immediately preceding the date on which the option is granted or the common share is issued. Under the Plan, the aggregate number of common shares of the Company reserved for issuance is 10,000,000 common shares. If any option granted under the Plan expires or terminates for any reason in accordance with the terms of the Plan without being exercised, that option shall again be available for the purpose of the Plan. All stock options and incentive shares issued under the Plan vest over a period determined by the Board of Directors. The expiry date of incentive stock options issued under the Plan will be determined by the Board of Directors and shall not be more than to ten years after issuance.

The following table summarizes stock options which were outstanding and exercisable as at December 31, 2021 and 2020 and changes during the years then ended:

		Weighted average
	Number of Options	exercise price per option
	Outstanding	(CAD$)
Balance at December 31, 2019	3,834,119	$3.31
Granted	953,255	$5.21
Exercised	(650,580)	$1.25
Forfeited	(67,910)	$5.17
Balance at December 31, 2020	4,068,884	$4.05
Granted	827,565	$6.57
Exercised	(739,949)	$2.44
Forfeited	(131,007)	$5.17
Balance at December 31, 2021	4,025,493	$4.83

Options which have vested and are exercisable as at December 31, 2021	2,789,211	$4.25

A summary of the Company’s outstanding stock options as at December 31, 2021 is presented below:

	Exercise Price
Number outstanding	(CAD$)	Expiry Date
562,444	$2.80	April 28, 2022
81,194	$2.80	May 30, 2022
696,485	$3.30	May 31, 2023
722,057	$5.18	April 3, 2024
50,000	$6.48	August 9, 2024
268,313	$5.83	December 12,2024
787,435	$5.17	March 10, 2025
30,000	$6.54	June 24, 2025
827,565	$6.57	March 26, 2026
4,025,493

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless stated otherwise)

The following are the weighted average assumptions used in the Black-Scholes Model to estimate the fair value of stock options granted for the years ended December 31, 2021 and 2020:

	Year ended
	December 31
	2021	2020
Risk-free interest rate	0.5%	0.5%
Expected volatility	46%	45%
Expected life	3 years	3 years
Expected dividend yield	0.8%	1.1%

The weighted average common share price during the years ended December 31, 2021 and 2020, were $5.25 and $4.78 per share at the time the options were exercised, respectively. The weighted average remaining contractual life of the options as at December 31, 2021 was 2.46 years (2020: 2.73 years).

d)    Restricted Share Units (“RSUs”)

The Company adopted a restricted share unit plan (the “RSU Plan”), which provides that the Board of Directors may, at its discretion, grant directors, officers, employees and consultants, non-transferable restricted share units (“RSUs”). Each RSU is set at a price determined by the fair market value of the shares at the date immediately preceding the date on which the RSU is granted. Under the RSU Plan, the aggregate number of common shares of the Company reserved for issuance is 3,000,000 common shares. If any RSU granted under the RSU Plan expires or terminates for any reason in accordance with the terms of the RSU Plan without vesting, that RSU shall again be available for the purpose of the Plan. All RSUs issued under the Plan vest after three years, unless otherwise determined on the grant date by the Board of Directors. The Board of Directors has the discretion to settle the vested RSUs in cash or common shares of the Company.

The following table summarizes RSUs which were outstanding as at December 31, 2021 and 2020 and changes during the years then ended:

		Weighted average fair
	Number of RSUs	value per RSU
	Outstanding	(CAD$)
Balance at December 31, 2019	97,027	$5.82
Granted	105,822	$5.57
Forfeited	(10,155)	$5.17
Balance at December 31, 2020	192,694	$5.72
Granted	184,613	$6.96
Settled	(32,161)	$5.83
Balance at December 31, 2021	345,146	$6.37

e)    Dividends

During the year ended December 31, 2021, the Board of Directors of the Company declared three dividends of $0.0125 and one dividend of $0.01 per common share (four dividends of $0.01 per common share for the comparable period in 2020).

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless stated otherwise)

10.    OPERATING EXPENSES BY NATURE

	Year ended
	December 31
	2021	2020
Compensation and benefits	$5,007	$4,504
Corporate administration	1,084	969
Listing and filing fees	455	242
Professional fees	1,059	736
Amortization	149	147
Operating expenses before share-based compensation	7,754	6,598
Share-based compensation	1,694	1,688
Total operating expenses	$9,448	$8,286

11.   EARNINGS PER SHARE

Basic and diluted earnings per share is calculated based on the following:

	Year ended
	December 31
	2021	2020
Net income	$24,072	$23,719
Basic weighted average number of shares	143,138,694	126,730,500
Basic earnings per share	$0.17	$0.19

Effect of dilutive securities
Warrants	5,021,937	7,431,541
Stock options	1,133,009	1,752,315
RSUs	131,162	61,183
Diluted weighted average number of common shares	149,424,802	135,975,539
Diluted earnings per share	$0.16	$0.17

The following table lists the weighted average number of warrants, stock options and RSUs which were excluded from the computation of diluted earnings per share because the exercise prices plus the unamortized share-based compensation per share exceeded the average market value of the common shares during the years ending December 31, 2021 and 2020 of $5.12 and $4.67, respectively.

	Year ended
	December 31
	2021	2020
Warrants	—	—
Stock options	714,844	58,033
RSUs	46,251	—

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless stated otherwise)

12.   SUPPLEMENTAL CASH FLOW INFORMATION

	Year ended
	December 31
Changes in non-cash working capital:	2021	2020

Accounts receivable	$5,468	$(6,393)
Prepaid expenses and other	(82)	(170)
Trade and other payables	141	(297)
Deferred revenue	(3,333)	3,333
Changes in non-cash working capital	$2,194	$(3,527)

Significant non-cash transactions:
Equity issued for royalty acquisitions (Note 4)	$2,740	$60,000
Conversion of debenture (Note 4)	3,410	—
Settlement of receivables in equity investments	—	1,519

Cash and cash equivalents at the end of the year:
Cash at bank	$17,059	$7,760

13.   RELATED PARTY DISCLOSURES

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including any director of the Company. Compensation for key management personnel of the Company was as follows:

	Year ended
	December 31
	2021	2020
Compensation and benefits	$4,295	$3,632
Share-based compensation	1,554	1,532
Total compensation	$5,849	$5,164

During the years ended December 31, 2021 and 2020, the Company purchased $1.5 million and $2.3 million, respectively, of refined gold from Pan American at a price of $650 per ounce purchased under its La Colorada gold Stream agreement (Note 17).

During the years ended December 31, 2021 and 2020, the Company completed the acquisitions of the Royalty Portfolio and the Newmont Portfolio (Note 4). As a consequence of their shareholding and other factors, Pan American and Newmont are deemed to have significant influence over the Company.

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless stated otherwise)

14.   INCOME TAXES

Income tax recognized in net income is comprised of the following:

	Year ended
	December 31
	2021	2020
Current tax expense	$2,796	$7,392
Deferred tax expense (recovery)	7,700	(1,332)
Income tax expense	$10,496	$6,060

The income tax expense differs from the amount that would result from applying the federal and provincial income tax rates to the income before income taxes due to the following:

	Year ended
	December 31
	2021	2020
Income before income taxes	$34,568	$29,779
Statutory tax rate	27%	27%
Expected income tax expense	$9,333	$8,040

Increase (decrease) due to:
Foreign tax rate differences	335	583
Non-deductible expenses	458	448
Withholding taxes	740	548
Change in unrecognized temporary differences	469	(2,970)
Recognition of temporary differences	(820)	(1,332)
Effect of true-ups in prior year temporary and other differences	(19)	743
Income tax expense	$10,496	$6,060

Deferred tax assets and liabilities

The following table summarizes the composition of the Company’s deferred tax assets and liabilities:

	December 31, 2021	December 31, 2020
Deferred tax assets
Non-capital losses	$—	$15,699
Deferred revenue	—	930
Investments and other	—	(602)
Royalty, stream and other interests	—	(14,274)
Total deferred tax assets	$—	$1,753

Deferred tax liabilities
Non-capital losses	$12,006	$—
Investments and other	686	—
Prepaid gold interest	(354)	—
Royalty, stream and other interests	(17,649)	—
Total deferred tax liabilities	$(5,311)	$—

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless stated otherwise)

As at December 31, 2021, the Company has deductible Canadian non-capital tax losses of $44.5 million that expire between 2038 to 2041.

The aggregate amount of deductible temporary differences for which deferred income tax assets have not been recognized are as follows:

	December 31, 2021	December 31, 2020
Royalty, stream and other interests	$2,453	$2,492
Financing costs and other	4,964	859
Non-capital losses	3,407	5,430
Total	$10,824	$8,781

15.   SEGMENT INFORMATION

For the year ended December 31, 2021:

				Costs of		Gain on	Change in		Cash
				sales,		buy back	fair value	Income	from
	Primary	Royalty		excluding		of royalty	of prepaid	before	(used in)
	Product	revenue	Sales	depletion	Depletion	interest	interest	taxes	operations
		$	$	$	$	$	$	$	$

Auramet (USA)	Gold	—	4,422	(4,423)	—	—	1,310	1,309	3,711
Beta Hunt (AUS)	Gold	10,046	—	—	(714)	—	—	9,332	9,591
Camino Rojo (MEX)	Gold	83	—	—	(69)	—	—	14	—
El Mochito (HON)	Silver	—	7,779	(1,905)	(1,348)	—	—	4,526	5,873
Florida Canyon (USA)	Gold	2,939	—	—	(808)	—	—	2,131	2,904
Hope Bay (CAN)	Gold	1,171	—	—	(389)	10,983	—	11,765	4,168
Karma (BFA)	Gold	2,676	—	—	(1,648)	—	—	1,028	2,884
La Colorada (MEX)	Gold	—	4,011	(1,456)	(854)	—	—	1,701	2,555
Moose River (CAN)	Gold	1,382	—	—	(535)	—	—	847	1,458
Moss (USA)	Silver	—	6,424	(1,287)	(1,993)	—	—	3,144	5,137
Mt Carlton (AUS)	Gold	3,113	—	—	(1,528)	—	—	1,585	3,068
Omolon (RUS)	Gold	8,644	—	—	(6,303)	—	—	2,341	7,923
San Jose (MEX)	Silver	2,376	—	—	(934)	—	—	1,442	2,517
Vivien (AUS)	Gold	2,151	—	—	(219)	—	—	1,932	2,350
Other (Various)	Various	315	—	—	(323)	—	—	(8)	315
Total segments		34,896	22,636	(9,071)	(17,665)	10,983	1,310	43,089	54,454
Operating expenses		—	—	—	—	—	—	(9,448)	(7,370)
Foreign exchange		—	—	—	—	—	—	(209)	(11)
Gain on convertible debenture		—	—	—	—	—	—	2,410	—
Finance expense		—	—	—	—	—	—	(1,151)	—
Income taxes paid		—	—	—	—	—	—	—	(3,463)
Other		—	—	—	—	—	—	(123)	(406)
Total corporate		—	—	—	—	—	—	(8,521)	(11,250)
Consolidated total		34,896	22,636	(9,071)	(17,665)	10,983	1,310	34,568	43,204

For the year ended December 31, 2020:

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless stated otherwise)

				Costs of		Gain on	Income	Cash
				sales,		amendment	(loss)	from
	Primary	Royalty		excluding		of royalty	before	(used in)
	Product	revenue	Sales	depletion	Depletion	interest	taxes	operations
		$	$	$	$	$	$	$

Beta Hunt (AUS)	Gold	8,635	—	—	(706)	9,291	17,220	9,533
El Mochito (HON)	Silver	—	3,716	(881)	(1,122)	—	1,713	2,836
Florida Canyon (USA)	Gold	2,551	—	—	(712)	—	1,839	2,638
Hope Bay (CAN)	Gold	5,355	—	—	(1,671)	—	3,684	2,998
Karma (BFA)	Gold	2,946	—	—	(1,992)	—	954	2,636
La Colorada (MEX)	Gold	—	6,347	(2,345)	(1,171)	—	2,831	4,002
Moose River (CAN)	Gold	1,586	—	—	(843)	—	743	1,521
Moss (USA)	Silver	—	8,929	(1,794)	(3,480)	—	3,655	7,135
Mt Carlton (AUS)	Gold	2,469	—	—	(2,104)	—	365	2,112
Omolon (RUS)	Gold	4,792	—	—	(3,093)	—	1,699	3,169
San Jose (MEX)	Silver	1,989	—	—	(591)	—	1,398	1,736
Silvertip (CAN)	Silver	—	—	—	—	—	—	189
Vivien (AUS)	Gold	1,839	—	—	(254)	—	1,585	1,596
Other (Various)	Various	527	—	—	(260)	—	267	670
Total segments		32,689	18,992	(5,020)	(17,999)	9,291	37,953	42,771

Operating expenses		—	—	—	—	—	(8,286)	(6,451)
Foreign exchange gain		—	—	—	—	—	664	380
Unrealized gain on warrants		—	—	—	—	—	1,891	—
Finance expense		—	—	—	—	—	(2,456)	—
Income taxes paid		—	—	—	—	—	—	(4,076)
Other		—	—	—	—	—	13	376
Total corporate		—	—	—	—	—	(8,174)	(9,771)
Consolidated total		32,689	18,992	(5,020)	(17,999)	9,291	29,779	33,000

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless stated otherwise)

Non-current Assets by Geographical Region:

	December 31, 2021	December 31, 2020
North America
USA	$146,245	$107,064
Mexico	64,012	64,847
Canada	37,969	73,820
South & Central America
Guatemala	16,069	16,069
Chile	10,073	10,073
Peru	11,607	8,400
Dominican Republic	5,160	5,160
Honduras	7,090	5,097
Argentina	3,200	3,200
Other
Russia	24,104	6,601
Burkina Faso	12,508	14,156
Australia	6,691	9,152
Côte d'Ivoire	4,030	4,030
Ghana	3,527	3,527
Various	3,995	3,974
Total(1)	$356,280	$335,170
(1)	Includes royalty, stream, and other interests (Note 5), prepaid gold interest (Note 6) and deferred financing costs and other.

16.   FINANCIAL RISK MANAGEMENT

The Company has exposure to a variety of financial risks from its use of financial instruments. This note presents information about the Company’s exposure to each of these risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital.

Capital Risk Management

The Company’s primary objective when managing capital is to maximize returns for its shareholders by growing its asset base through accretive acquisitions of royalties, streams and other interests, while optimizing its capital structure by balancing debt and equity. At December 31, 2021, the capital structure of the Company consists of $371.8 million (December 31, 2020: $341.0 million) of total equity, comprising of share capital, reserves, accumulated other comprehensive income, and retained earnings, and $12.5 million (December 31, 2020: $32.0 million) drawn on the Company’s Credit Facility. The Company was not subject to any externally imposed capital requirements with the exception of complying with certain covenants under the Credit Facility (Note 8). The Company is in compliance with its debt covenants at December 31, 2021.

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless stated otherwise)

Credit Risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and accounts receivables in the ordinary course of business. In order to mitigate its exposure to credit risk, the Company maintains its cash and cash equivalents in several high-quality financial institutions and closely monitors its accounts receivable balances. The Company’s accounts receivables are subject to the credit risk of the counterparties who own and operate the mines underlying Maverix’s royalty portfolio.

Currency Risk

Financial instruments that impact the Company’s net income due to currency fluctuations include cash and cash equivalents, accounts receivable, investments, and trade and other payables denominated in Canadian and Australian dollars. Based on the Company’s Canadian and Australian dollar denominated monetary assets and liabilities at December 31, 2021, a 10% increase (decrease) of the value of the Canadian and Australian dollar relative to the USD would increase (decrease) net income by $0.2 million and other comprehensive income by $0.3 million, respectively.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. In managing liquidity risk, the Company takes into account anticipated cash flows from operations, holding of cash and cash equivalents, and the amount available under the Credit Facility. As at December 31, 2021, the Company had cash and cash equivalents of $17.1 million (December 31, 2020: $7.8 million) and working capital of $33.3 million (December 31, 2020: $35.1 million). In addition, at December 31, 2021, the Company had $147.5 million available under its Credit Facility (Note 8).

Other Risks

The Company is exposed to equity price risk as a result of holding common shares in other mining companies with a combined fair market value as at December 31, 2021 of $2.7 million (December 31, 2020: $18.2 million) (Note 7). The equity prices of investments are impacted by various underlying factors including commodity prices and the volatility in global markets as a result of COVID-19 and the daily exchange traded volume of the equity may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the equity. Based on the Company’s investments held as at December 31, 2021, a 10% increase (decrease) in the equity prices of these investments would increase (decrease) other comprehensive income by $0.3 million.

Fair Value Measurements

The fair value hierarchy establishes three levels to classify the inputs of valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Investments in common shares held that have direct listings on an exchange are classified as Level 1.

Level 2: Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liabilities.

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless stated otherwise)

Level 3: Prices or valuation techniques that require inputs that are both significant to fair value measurement and unobservable (supported by little or no market activity).

The following table summarizes the Company’s financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2021 and 2020. In accordance with IFRS 13, Fair Value Measurements, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	As at December 31, 2021			As at December 31, 2020
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Common shares	$2,678	$—	$—	$18,190	$—	$—
Warrants	—	11	—	—	48	—
Prepaid gold interest	—	—	47,702	—	—	—
Convertible debenture	—	—	—	—	—	1,000
Total	$2,678	$11	$47,702	$18,190	$48	$1,000

The fair values of the royalty, stream and other interests acquired through issuance of equity instruments were determined by a market approach using unobservable inputs into comparable transactions. As a result, for years ending December 31, 2021 and 2020, the acquisition date fair values of royalty interests designated as Level 3 fair value measurements were $9.8 million and $75.0 million, respectively (Note 4).

The fair value of the Additional Silver Stream acquired by the conversion of a debenture was determined using a discounted cash flow model with unobservable inputs. As a result, the fair value of the Additional Silver Stream of $3.4 million is designated as a Level 3 fair value measurement (Note 4).

The fair value of the Prepaid Gold Interest is determined using a discounted cash flow model with unobservable inputs. As a result, the fair value of the Prepaid Gold Interest is designated as a Level 3 fair value measurement (Note 6).

17.   CONTRACTUAL OBLIGATIONS

In connection with its Streams and Prepaid Gold Interest, the Company has committed to purchase the following:

			Per ounce cash payment:
	Percent of life of		Lesser of amount below and the then
	mine production or		prevailing market price
	relevant commodity		(unless otherwise noted)
Gold Stream interests
La Bolsa	5%		$450
La Colorada	100%		$650

Silver Stream interests
El Mochito	25%		25% of silver spot price
Moss	100	%(1)	20% of silver spot price

Prepaid Gold Interest
Auramet	1,250 ounces plus		16% of gold spot price
	2% of dividends paid(2)
	per quarter

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2021 and 2020

(Expressed in thousands of United States dollars, unless stated otherwise)

(1)	After 3.5 million ounces of silver are delivered, Maverix’s silver purchase entitlement will be 50% of the remaining life of mine silver production.
(2)	Amount of gold that is the equivalent value to all dividends distributed by Auramet on 2% of its shares.

In connection with the acquisition of the Silvertip Royalty in 2017, the Company may issue an additional 1,400,000 common shares of the Company when the Silvertip mine achieves commercial production and a cumulative throughput of 400,000 tonnes of ore through the processing plant is achieved.

In connection with the acquisition of a portfolio of royalties from Newmont Corporation in October 2020, the Company agreed to make certain contingent cash payments of up to $15.0 million if certain production milestones at certain assets are achieved within five years of closing the acquisition (Note 4).

In connection with increasing and expanding the royalty interest at Omolon, the Company agreed to make an additional $1.5 million cash payment upon sales of 1.2 million gold equivalent ounces (Note 4).

18.   SUBSEQUENT EVENTS

Acquisition of Gold Royalties in Nevada

In March 2022, the Company acquired three royalties on gold projects located in Nevada in exchange for a $5.0 million cash payment.

Elevation Prepaid Gold Interest

In January 2022, the Company entered into a prepaid gold interest agreement with Elevation Gold Mining (“Elevation”). The Company made a cash payment of $6.0 million to Elevation and in return Elevation will provide the Company six quarterly deliveries of certain amounts of gold plus the equivalent amount of gold equal to $1.0 million beginning in March 2022. The Company will make ongoing cash payments equal to 5% of the spot gold price for each gold ounce delivered.

Quarterly Dividend Declared

In February 2022, the Board of Directors of the Company declared a quarterly dividend of $0.0125 per common share payable on March 15, 2022, to shareholders of record as of the close of business on February 28, 2022.

Omolon Royalty Interest

Subsequent to December 31, 2021, the rapid and significant developments related to the conflict in Ukraine has led to additional and more severe sanctions imposed by the United States of America, United Kingdom, European Union, Canada and other countries on certain Russian institutions and individuals. These developments may result in reduced access for Russian businesses to international capital and export markets, weakening of the Russian Ruble and other negative economic consequences. At December 31, 2021, the carrying amounts related to the Company’s Omolon royalty interests and accounts receivable were $24.1 million and $2.9 million, respectively.